Colorado Goldfields Inc.

13 August 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

RE:	Request for Withdrawal of Preliminary Information Statement on Schedule 14C (File/Film No. 000-51718 / 12993840)

Ladies and Gentlemen:

Colorado Goldfields Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of the Preliminary Information Statement on Schedule 14C filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on July 30, 2012 (File No. 000-51718), along with any exhibits included in the filing (the “Information Statement”).

The Information Statement relates to the approval by holders of a majority of the issued and outstanding shares of the common stock of the Company to amend the Articles of Incorporation of the Company (the “Amendment”), to establish and fix the total number of authorized shares of Class A Common Stock, par value $0.001 per share, that the Company is authorized to issue, at sixty billion, by written consent in lieu of a meeting pursuant to Section 78.320 of the Nevada Revised Statutes. This action was determined to be in the best interests of the Company and its shareholders based on the circumstances of the Company at that time.

However, on August 8, 2012, the Company received approval, subject to the Company satisfying certain conditions, from the Colorado Division of Reclamation, Mining and Safety, of an amendment to its Rule 112d-2 permit concerning operation of the mill in the Silverton, Colorado area. As a result of this development, the Company has determined that it would be in the best interests of the Company and its shareholders to withdraw the Information Statement so that it may perform further assessment of its overall capital structure, potential needs, and otherwise develops its business plans. The Company believes that withdrawal of the Information Statement is consistent with the public interest and protection of its investors.

Thank you. If you have any questions or if I may be of further assistance, do not hesitate to call me directly.

Sincerely,

/s/ C. Stephen Guyer

Colorado Goldfields Inc.

C. Stephen Guyer, Chief Financial Officer

10920 West Alameda Ave. * Suite 201 * Lakewood, Colorado 80226 * (303) 984.5324